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SEC FILE NUMBER
8- 13464

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. Amboian — (312) 917-7795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, John P. Amboian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Securities, LLC, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
LESLIE A. ADAMS
Notary Public, State of Illinois
My Commission Expires 04/22/12

Notary Public

Signature

Chief Executive Officer
Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Investments, Inc.:

We have audited the accompanying statement of financial condition of Nuveen Securities, LLC (the Company), as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nuveen Securities, LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2011
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	31,250
Cash segregated in compliance with federal and other regulations		1,000
Other receivables from brokers and dealers		32
Deposits and receivables from clearing organizations		5,353
Securities owned		65
Receivables from affiliates		6,686
Deposits with other organizations		1,500
Underwriting and distribution fees receivable		6,841
Advanced commissions		5,711
Other assets		75
	$	58,513

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to clearing organizations		22
Payable to customers		547
Securities sold not yet purchased, at market value		355
Sales commissions, distribution fees, and other payables		12,028
Deferred tax liability, net		2,110
Accrued expenses and other liabilities		51
Total liabilities		15,113
Member's equity:		
Units, $5 par value, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		32,781
Total member's equity		43,400
	$	58,513

See accompanying notes to statement of financial condition.

NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2011

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

Effective May 1, 2011, Nuveen Investments, LLC changed its name to "Nuveen Securities, LLC."

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent").

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, and provides investment product distribution and related services for managed funds. In the normal course of business and as part of its clearing function for an affiliate, the Company purchases municipal bonds, and, from time to time, U.S. government obligations. The Company is a full clearing broker and clears trades for municipal bonds, closed-end funds, mutual funds and U.S. Government obligations through both the Depository Trust & Clearing Corporation (the "DTCC"), as well through the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the Securities Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board. FINRA is the Company's self-regulatory organization.

Use of Estimates

These financial have been p repared i n conformity with U.S. generally accepted accounting principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ (the "Codification" or "ASC" or "Topic") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with original maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash.

Cash Segregated in Compliance with Federal and Other Regulations

Included in Cash Segregated in Compliance with Federal and Other Regulations at December 31, 2011, including subsequent day's deposit was $1.1 million of cash segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the SEC.

(1) Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in other revenue. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts. The difference between trade date accounting and settlement date accounting is not material.

At December 31, 2011, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2011 Statement of Financial Condition are approximately $6.5 million of various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the SEC Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal income taxes are computed on a separate return basis. State income taxes are computed on income taxable under applicable tax laws using the tax rate of the consolidated group in each state. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2011.

(1) Summary of Significant Accounting Policies (continued)

The Company does not have any unrecognized tax benefits as of December 31, 2011, as defined under FASB ASC 740, "Income Taxes," which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. In addition, the Company does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months. The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal returns for 2008 through 2010 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the Company's tax years that remain open for state and local examination range from 2007 through 2010.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).
- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

NUVEEN SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2011

(2) Fair Value Measurements (continued)

The following table presents information about the Company's fair value measurements at December 31, 2011 (in 000s):

		Fair Value Measurements at December 31, 2011 Using		
Description	**Dec. 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities owned	$ 65	$ 37	-	$ 28
Liabilities				
Securities sold not yet purchased	$ 355	$ -	355	-

Securities Owned

Approximately $37 thousand of the Company's investments are classified as Level 1 financial instruments, as it is an investment in NASDAQ and is based on unadjusted quoted market prices.

The remaining $28 thousand of the Company's investments are considered to be Level 3 investments, and represents a required investment in the Depository Trust Clearing Corporation ("DTCC"). The Company considers its investment in DTCC to be a Level 3 financial instrument, as there are no quoted market prices for DTCC stock; the fair value is based upon valuation information obtained directly from DTCC.

Securities Sold Not Yet Purchased

The market values for the $355 of securities sold not yet purchased are classified as Level 2 as the valuation is based on significant other observable inputs.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution and underwriting fees receivable, due from brokers and dealers, deposits, and other receivables are financial assets with carrying values that approximate fair value because of the short maturity of those instruments. Investment valuation is described in preceding paragraphs. Due to affiliates, due to brokers and dealers, and accounts payable are financial liabilities with carrying values that also approximate fair value because of the short maturity of those instruments.

(2) Fair Value Measurements (continued)

A comparison of the fair values and carrying amounts of these instruments is as follows:

	(in 000s) December 31, 2011	
	Carrying Amount	Fair Value
Assets:		
Cash and cash equivalents	$31,250	$31,250
Cash segregated in compliance with federal and other regulations	1,000	1,000
Other receivables from brokers and dealers	32	32
Deposits with clearing organizations	5,353	5,353
Securities owned	65	65
Receivables from affiliates	6,686	6,686
Deposits with other organizations	1,500	1,500
Underwriting and distribution fees receivable	6,841	6,841
Liabilities:		
Payable to clearing organizations	22	22
Payable to customers	547	547
Securities sold not yet purchased	355	355

(3) Income Taxes

At December 31, 2011, the Company has no gross deferred tax assets. The tax effect of significant items which give rise to deferred tax liabilities recorded on the Company's statement of financial condition at December 31, 2011 are shown in the following table:

Gross deferred tax liabilities:	
Deferred commissions and offering costs	2,110
Gross deferred tax liabilities	2,110
Net deferred tax liability	$ 2,110

(4) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business, including employment related litigation. In the opinion of management, based on the current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.

In 2011, the Company settled the matters related to the inquiry by FINRA into activities by the Company relating to the marketing and distribution of auction rate preferred securities ("ARPS"). The settlement concluded a two-year investigation that followed the wide spread failure of auctions for ARPS and for other auction rate securities generally beginning in February 2008.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital ratio was 0.55 to 1 and its net capital was approximately $22.0 million which is $21.2 million in excess of the required net capital of $0.8 million.

(6) Subsequent Events

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that, through February 28, 2012, the date that these December 31, 2011 financial statements have been made available, there were no events occurring subsequent to December 31, 2011 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's statement of financial position as of December 31, 2011.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Investments, Inc.:

In planning and performing our audit of the statement of financial condition of Nuveen Securities, LLC (the Company), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

KPMG

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

NUVEEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm)